Exhibit 1

MIND CTI Reinstates Buyback and Updates on Dividend Distribution

Yoqneam, Israel, September 16, 2009 – MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions, today announced it is reinstating the buyback program.

Buyback Update
In September 2008, MIND announced its intention to execute for the first time a buyback program, which commenced in November 2008. The plan, as later updated, contemplates a buyback of MIND ordinary shares for aggregate consideration in cash of up to $2.8 million. As of July 31, 2009, MIND has purchased a total of 2.8 million shares for total consideration of approximately $2.3 million. On August 19, 2009, we announced our intent not to make further repurchases at that time.

Today MIND reinstated the buyback program for the remaining previously approved amount of $500,000.

Under the buyback program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase may be suspended from time to time or discontinued.

Dividend Distribution Update
In July 2003, the Board of Directors adopted our current dividend policy. We have since distributed dividends six times and we intend to continue to distribute cash dividends based on factors that include our cash position and our activities.

On September 9, 2009, the Board of Directors authorized the necessary steps, including applying for the requisite court approval, to enable the distribution of a cash dividend in the amount of $0.80 per share, or approximately $15 million in the aggregate. Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a distribution.

MIND filed an application today for the court approval; we expect to obtain such court approval within eight to twelve weeks, although there is no guarantee that such approval will not be delayed or denied. Prior to paying the dividend, MIND will issue a press release announcing the record date and distribution date.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com